January 31, 2018

By EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Jeff Long

Re: Annual Report for Putnam RetirementReady Funds (the “Funds”)

Dear Mr. Long:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on January 2, 2018 regarding the Funds’ annual reports to shareholders.

For convenience of reference, I have summarized the Commission Staff’s comment before the response by the applicable Fund(s).

1.	Comment: The portfolio turnover rate for the fiscal years 2013-2015,for each of the Funds, has been restated as noted by footnote “g” to the financial highlights. Can you please explain why the portfolio turnover rate for each of the Funds has been restated for these time periods.

Response:  The portfolio turnover rate for each of the Funds was restated for the fiscal years 2013-2015 as a result of an immaterial error related to the overstatement of the Funds’ purchase and sale activity from October 19, 2012 through July 31, 2015.

I believe that this letter addresses the Commission Staff’s comments. Please also find attached as Appendix A certain representations by an officer of the Funds. Should you have any further questions, please do not hesitate to call me at (617) 760-5027. Thank you for your assistance.

Very truly yours,

/s/Kevin Blatchford

Kevin Blatchford

Director of Financial Reporting

Cc: James E. Thomas, Esq., Ropes & Gray LLP

Appendix A

Re: Annual Reports to Shareholders of The Putnam Funds (the “Funds”)

Reference is made to the Annual Reports to Shareholders and to the attached letter from an officer of Putnam Investments. As requested, we acknowledge the following: (i) the comments of the Commission’s Staff with respect to the filing, and this response, do not foreclose the Commission or its Staff from taking any action with respect to the filing; (ii) should the Commission or its Staff not take any action with respect to the filing, it does not relieve a Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) should the Commission or its Staff not take any action with respect to the filing, the Fund may not assert this as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Very truly yours,

/s/ James Clark

James Clark

Vice President and Chief Compliance Officer

The Putnam Funds

January 31, 2018